Reply to the Attention of	Daniel Dex
Direct Line	604.691.6839
Direct Fax	604.893.7623
Email Address	daniel.dex@mcmillan.ca
Our File No.	57278-12
Date	August 22, 2012

Via EDGAR Correspondence and Overnight Courier

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention: Ms. Tia L. Jenkins

Dear Sirs/Mesdames:

Re:	American Bonanza Gold Corp.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 2, 2012
Correspondence submitted August 10, 2012
File No. 000-29916

     We are counsel for and write on behalf of American Bonanza Gold Corp. (the “Company”) in response to the Staff’s letter of August 17, 2012 (the “Comment Letter”) signed by Ms. Tia L. Jenkins of the United States Securities and Exchange Commission (the “Commission”).

     On behalf of the Company, we are furnishing to the Commission herewith, via the EDGAR system, a draft Amendment No. 2 (the “Form 20-F/A”) to the Company’s Form 20-F for the fiscal year ended December 31, 2011 as filed on April 2, 2012 (the “Original Form 20-F”). We note that the Company filed an Amendment No. 1 to its Form 20-F on April 6, 2012 in order to include the Company’s Mine Safety Disclosure exhibit, which was inadvertently omitted from the Company’s original Form 20-F filing on April 2, 2012. For the ease of the Commission’s review, the enclosed draft Form 20-F/A has been redlined to show all changes from the Original Form 20-F. In addition, such redlined copy, as well as a clean copy, of the draft Form 20-F/A will be enclosed with the couriered copy of this letter.

     On behalf of the Company we provide below the Company’s response to the comment made in the Commission’s Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. The disclosure changes described below have been made in the draft Form 20-F/A transmitted herewith, and such changes will be made in the actual Form 20-F/A when filed with the Commission. We confirm that the Company intends to make such filing as soon as the Commission advises that its comments have been resolved to its satisfaction. We further confirm, on behalf of the Company, that the Company will include a current dated auditor report as well as current dated Company signature page and certification pages in the 20-F/A that is filed with the Commission at that time.

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August 22, 2012 Page 2

Commission Comment:

Form 20-F for the Fiscal Year Ended December 31, 2011

Notes to the Consolidated Financial Statements, Page 7

13. First-Time Adoption of International Financial Reporting Standards (“IFRS”), Page 31

1.

We note in your response to comment four of our letter dated July 23, 2012 that the change in total fiscal 2010 investing cash flows and corresponding change to changes in non-cash operating accounts was due to the correction of an error in the 2010 financial statements, and did not result from the adoption of IFRS. Given that you adjusted the fiscal 2010 statement of cash flows for these errors and that the adjustments had a significant impact on the fiscal 2010 cash from operations and cash from investing, please revise your Form 20-F to provide disclosure to clearly distinguish the error correction as required by IFRS 1.26.

Company Response:

We hereby confirm, on behalf of the Company, that the Company has revised the Form 20-F/A to provide this information. In particular, the Form 20-F/A provides disclosure in Item 5.B (Liquidity and Capital Resources) as well as in Note 13 to the financial statements to indicate that the Company’s December 31, 2010 comparative statement of cash flow was amended to correct an error in the classification of investing cash flows for expenditures incurred on mineral properties, plant and equipment totaling $406,078 which had not been paid and were included in accounts payable as at December 31, 2010. This resulted in the classification amendment which increased cash flows from investing activities and reduced cash flows from operating activities by $406,078 compared to those previously presented.

     On behalf of the Company we sincerely hope and trust that the foregoing is clear and satisfactory in this matter and truly responsive to the Commission’s Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-6839 of our offices at any time.

     On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

“Daniel D. Dex”

Daniel D. Dex

cc:	American Bonanza Gold Corp.

Encl:	Draft Form 20-F/A (redlined copy)
Draft Form 20-F/A (clean copy) – included in couriered package only, not with EDGAR correspondence